Exhibit (a)(11)
FORM OF LETTER TO ELIGIBLE OPTION HOLDERS DATED SEPTEMBER 5, 2002



                        [Graphic omitted]
               General Employment/Triad Personnel




              General Employment Enterprises, Inc.
                  Stock Option Exchange Program



                                   September 5, 2002



Dear General Employment Option Holder:

On August 21, 2002, I sent you materials in connection with the Company's Stock Option Exchange Program. In accordance with the requirements of the Securities and Exchange Commission, we are providing the following additional information to you.


Offer to Exchange Outstanding Stock Options

The following is our revised response to one of the questions in the Summary Term Sheet:

When will I receive my new options?

We will send you a confirming receipt of your tendered options for exchange promptly after we receive them. We will send the receipt by mail or, if you choose, by e-mail or fax. We will accept for exchange, promptly after the expiration of the offer, all properly tendered options that are not properly withdrawn. We will deliver or mail to you the documentation relating to the new options promptly after the Exchange Offer Expiration Date.


The following information is added to the end of Section 6, Conditions of the Offer:

We will assert or waive, by the Exchange Offer Expiration Date, that any condition set forth above occurred prior to the Exchange
Offer Expiration Date.  We may not assert after the Exchange
Offer Expiration Date that one of the conditions occurred.


Section 16, Additional Information, is amended to remove subparagraph (h). We may not incorporate filings under the Exchange Act that occur after the date of the offer.


The selected financial data presented in Section 9, Information
Concerning General Employment Enterprises, Inc., is amended as follows:

                                Nine Months         Year Ended
                              Ended June 30       September 30
(In Thousands, Except Per      2002    2001       2001    2000
Share)
Operating results:
Net revenues                $15,397 $24,582    $31,035  $39,802
Income (loss) from
operations                   (3,727) (1,203)    (2,217)   3,577
Net income (loss)            (2,255)   (481)    (1,066)   2,532

Per share data:
Net income (loss) - basic   $ (0.44) $(0.09)   $ (0.21) $  0.50
Net income (loss) - diluted   (0.44)  (0.09)     (0.21)    0.49
Cash dividends declared          --     --         --      0.30
Book value                     2.12               2.57     2.78

Balance sheet data:
Current assets               $ 9,656           $12,046  $17,136
Noncurrent assets              3,285             3,633    2,843
Current liabilities            2,084             2,602    5,836
Shareholders' equity          10,857            13,077   14,143
Total assets                  12,941            15,679   19,979


Election Form

Because it is not necessary for you to acknowledge that you received and read the offering materials that we provided to you, we have revised the Election Form to remove that language. A copy of the revised Election Form is enclosed.

If you have already tendered your option shares for exchange on the original Election Form, you do not need to submit a new form. However, if you wish to withdraw your tendered options, you will need to complete the Withdrawal Form that was provided to you with your original Option Exchange materials.

You should read the information provided and consider your decision carefully. If you wish to participate in this program, your Election Form, along with your tendered option agreements, must be received by Nancy C. Frohnmaier, Vice President and Corporate Secretary, at General Employment Enterprises, Inc., One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181, by 5:00 p.m., Central time, on or before September 20, 2002. If you have any questions about the offer after reading the enclosed materials, you can send me a fax at (630) 954-0595 or e-mail me at cimhoff@genp.com. Due to the nature of this offer, we cannot answer questions over the telephone.

                                   Sincerely,



                                   Herbert F. Imhoff, Jr.
                                   Chairman of the Board and
                                   Chief Executive Officer
Enclosure

General Employment Enterprises, Inc.
One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181
(630) 954-0400  FAX (630) 954-0447